

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 22, 2011

VIA U.S. MAIL and FACSIMILE

Edward I. Reich
Chief Financial Officer
Capstone Turbine Corporation
21211 Nordhoff Street
Chatsworth, CA 91311

   Re: **Capstone Turbine Corporation**
      Form 10-K for the fiscal year ended March 31, 2010
      Filed June 14, 2010
      File No. 001-15957

Dear Mr. Reich:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2010

Item 8. Financial Statements

Note 3. Inventories, page F-15

1. In future filings please provide disclosure about the nature of non-current inventory, including the age of the inventory and the timeframe over which you expect to use the non-current inventory. Please provide us a sample of proposed revised disclosure.

Note 9. Fair Value Measurements, page F-27

2. On page F-28 you disclose that the inputs to determine the fair value of the derivative warrant liability is Level 2 in the fair value hierarchy. Please tell us how you determined that the derivative warrant valuation is Level 2 as opposed to Level 3 in the fair value hierarchy. Please note that under FASB ASC 820-10-35-37 the level in the fair value hierarchy should be determined based upon the lowest level input that is significant to the fair value measurement in its entirety. We also refer you to FASB ASC 820-10-55-22 which states that a Level 3 input would include historical volatility.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please do not hesitate to contact me at (202) 551-3676.

Sincerely,

Brian Cascio
Accounting Branch Chief